3-9-04

04001719

VF 3-4-04

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SEC FILE NUMBER
8- 23852

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wilshire Associates Incorporated

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, Suite 700
(No. and Street)

Santa Monica,	CA	90401-1085
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

San Slawson (310) 260-6629
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

355 S. Grand Avenue	Los Angeles,	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, San Slawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilshire Associates Incorporated, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

(no exceptions)

SYLVIA S. WOLF
Commission # 1337199
Notary Public - California
Los Angeles County
My Comm. Expires Jan 31, 2006

Signature

Treasurer

Title

Notary Public

State of California } ss.
County of Los Angeles }

Subscribed and sworn to (or affirmed) before me this 20th day of *February* 2004 by *San Slawson*

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSHIRE ASSOCIATES INCORPORATED

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Wilshire Associates Incorporated:

We have audited the accompanying statement of financial condition of Wilshire Associates Incorporated as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wilshire Associates Incorporated as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 13, 2004

WILSHIRE ASSOCIATES INCORPORATED

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	1,159,470
Cash, segregated and on deposit for regulatory purposes		400,000
Securities owned, at fair value		15,227,954
Investments, at fair value		1,824,616
Deposits with clearing organizations		1,119,589
Receivables from:		
Customers (net of allowances of $30,000)		12,031,743
Related parties		2,148,009
Other		92,611
Memberships in exchanges, at cost (fair value of $1,502,000)		358,200
Property and equipment (net of accumulated depreciation of $11,662,750)		6,071,172
Other assets		1,578,783
	$	42,012,147

Liabilities and Stockholders' Equity

Liabilities:		
Payables to:		
Brokers	$	88,611
Clearing organizations		188,672
Customers		175,011
Related parties		420,699
Accounts payable and accrued expenses		5,827,817
Accrued compensation		1,737,526
Deferred rent		1,282,803
Deferred revenue		387,582
		10,108,721
Stockholders' equity:		
Common stock, no par value. Authorized 1,000,000,000 shares; issued and outstanding 13,447,921 shares		31,854,601
Retained earnings		48,825
Total stockholders' equity		31,903,426
Commitments and contingent liabilities		
	$	42,012,147

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Wilshire Associates Incorporated (the Company) operates as a registered broker-dealer in securities under the Securities Exchange Act of 1934, as a financial advisor, and as a registered investment advisor. The Company also provides investment products and services, including investment consulting, asset management, mutual fund management, and analytical tools. The Company is a member organization of the New York, American, and National Stock Exchanges.

(2) Summary of Significant Accounting Policies

(a) *Cash, Segregated and on Deposit for Regulatory Purposes*

Cash, segregated and on deposit for regulatory purposes, consists of cash held in a reserve bank account. The amount of cash held on deposit is stipulated under the reserve requirement pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

(b) *Securities Owned*

Securities owned, at fair value, consist primarily of money market funds and other mutual funds which are valued at fair value, based on quoted market prices.

(c) *Investments*

Investments, at fair value, consist of investments in affiliated private investment funds, which are recorded initially at cost and subsequently adjusted for the Company's proportionate share of earnings within the respective funds.

(d) *Payables to Brokers and Clearing Organizations*

Amounts payable to brokers and to clearing organizations result from the Company's normal trading activities. Payables to clearing organizations represent the contract value of securities which have not been delivered on or before the settlement date.

(e) *Allowance for Doubtful Accounts*

Anticipated uncollectible accounts are provided for on the allowance method based on historical experience and management's evaluation of outstanding accounts receivable.

(f) *Memberships and Exchanges, at Cost*

The exchange memberships are recorded at cost. In the event that management determines there has been an other than temporary impairment in the value of the exchange memberships, the carrying value will be written down to reflect management's estimate of the value.

(g) *Property and Equipment*

Additions to property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods at rates calculated to amortize cost over the estimated useful lives of the respective assets. Upon sale or retirement of such assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures not anticipated to extend asset lives are charged to income as incurred.

(Continued)

Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(h) ***Fair Value of Financial Instruments***

All of the Company's financial instruments are carried at fair value, based on publicly reported bid and asked quotations or amounts approximating fair value. Assets, including cash and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period of maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

(i) ***Income Taxes***

The Company has elected S Corporation status for federal tax purposes, whereby the Company's taxable income is reported by the Company's stockholders. Where permitted, the Company has elected S Corporation status for state purposes. Nonetheless, the Company is subject to various state and local income and franchise tax jurisdictions. Income taxes consist of state and local income taxes.

(j) ***Use of Estimates***

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

(3) Property and Equipment

At December 31, 2003, property and equipment consist of the following:

	Carrying value	Accumulated depreciation	Net
Furniture and equipment	$ 9,823,625	7,862,937	1,960,688
Leasehold improvements	7,791,007	3,799,813	3,991,194
Construction in progress	119,290	—	119,290
Total	$ 17,733,922	11,662,750	6,071,172

(4) Credit Agreements

As of December 31, 2003, the Company had in place the following line of credit:

Issuer	Credit line	Maturity date
Comerica	$ 10,000,000	October 1, 2005

In connection with the Comerica line of credit, the Company pays a 0.125% fee of the average unused line of credit.

(Continued)

(5) Related Party Transactions

During 2003, the Company had an agreement with a corporation owned by the Company's majority stockholder to sell up to a maximum of $8,000,000 of its accounts receivable without recourse. As collections reduce the receivables sold, additional receivables are sold up to the maximum amount. There were no sales of receivables in 2003 and this agreement was terminated in September 2003.

As of December 31, 2003, the Company had recorded investments of $1,824,616 and $17,450 in Wilshire Private Market Funds and Wilshire Public Fiduciary Funds, respectively, for which the Company serves as investment advisor.

(6) Commitments and Contingencies

(a) General Contingencies

The Securities and Exchange Commission (SEC) is investigating practices within the mutual fund industry related to market timing and late trading. The Company has responded to requests for information from the SEC and is cooperating with inquiries by the regulators. The Company is also subject to claims in the normal course of business. The disposition of such claims is not readily determinable, but in the opinion of management, the claims are not thought to have a material adverse effect on the Company's financial position or results of operation.

(b) Lease Commitments

The Company is obligated under various operating leases for office space and equipment.

Future minimum annual lease payments under these agreements are as follows:

2004	$	5,140,609
2005		5,202,804
2006		5,368,431
2007		5,441,091
Thereafter		24,768,204
Total lease commitments	$	45,921,139

(c) Commitments to Affiliated Companies

Wilshire Global Advisors, Inc. and Wilshire Australia Pty. Ltd. are each affiliates of the Company. The Company has provided indirect guarantees to fund any operating cash deficiencies that these affiliates incur. The guarantees are not limited in their term, and future amounts to be funded under the guarantees are wholly dependent on the future operating results of such affiliates. Amounts advanced to the affiliates are included in amounts due from related parties in the accompanying statement of financial condition.

(7) Employee Benefit Plan

The Company maintains the Wilshire Associates Incorporated 401(k) Employee Savings Plan pursuant to Section 401(k) of the Internal Revenue Code (the Code) covering most of its employees. Participants may contribute a percentage of compensation each year not to exceed the maximum allowed under the Code.

(8) Credit Risk and Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company maintains cash in several banks in excess of the amount guaranteed by the Federal Deposit Insurance Corporation.

(9) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The alternative method prohibits withdrawal of equity capital or payment of cash dividends if net capital does not exceed 5% of aggregate debit items and also prohibits withdrawal of subordinated capital if net capital does not exceed 4% of aggregate debit items. At December 31, 2003, the Company had net capital of $6,305,364, which was $6,055,364 in excess of the $250,000 required minimum net capital at that date.

(10) Impact of New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued FIN 46, *Accounting for Variable Interest Entities,* which provides guidance on consolidation policies. The requirements of FIN 46 will become effective for the Company on January 1, 2005. Currently, the Company does not expect the implementation of FIN 46 to have a material effect on the financial position of the Company or the results of its operations.

(11) Subsequent Events

In connection with the resignation of certain stockholders and a member of the board of directors, the Company is committed to distribute their accumulated capital balances of approximately $5.6 million in 2004.